FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 24, 2003

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Financial Results for the Year ending June 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: July 24, 2003	By:	/s/	Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer

2

FOR IMMEDIATE RELEASE	Contact:	Karena Tay
Investor Relations Manager
+33 (0)1 64 86 79 00

ktay@infovista.com

- or -
Noah Schwartz
Taylor Rafferty (London)
+44 (0)20 7936 0400
infovista@taylor-rafferty.co.uk
- or -
Delia Cannan
Taylor Rafferty (New York)
+1 212 889 4350
infovista@taylor-rafferty.com

INFOVISTA ANNOUNCES FINANCIAL RESULTS FOR FISCAL YEAR 2003

•                                          Restructured American & Asian operations deliver results

•                                          Technology acquisitions to boost Enterprise revenues

•                                          Sequential quarterly growth

Paris, France and New York, NY – July 24, 2003 – InfoVista (NASDAQ:  IVTA – Nouveau Marché: 7667), a global provider of intelligent performance management software solutions, today announced financial results for the quarter and year ended June 30, 2003.  Total revenues for thefourth quarter were €6.3 million, representing a 4% sequential increase over the previous quarter.  Total revenues for the fiscal year ended June 30, 2003 were €25.5 million.  On a constant exchange rate basis, total revenues would have been €27.6 million. The adjusted net loss for the fourth quarter was €2.7 million, or 15 cents per share, while the  corresponding adjusted net loss for fiscal year 2003 was €9.1 million, or 48 cents per share.

“Despite ever changing market conditions, we have maintained focus on our long-term objectives, and this is beginning to produce tangible results,” commented Alain Tingaud, Chairman and CEO of InfoVista.  “In the fourth quarter, we saw promising signs from our American operations with particularly encouraging accomplishments within the Enterprise market, and we witnessed continued strong growth in Asia.  However, I am disappointed with our European results, and it is my personal challenge in the new fiscal year to return to revenue growth in this key region,” Tingaud concluded.

Operational Highlights

The Americas

InfoVista’s international activities are progressing well, reflecting the efforts implemented at the time of the reorganization of its corporate activities.  Over the course of the year, the Company has assembled a new US operations team, which in the fourth quarter ended June 30, 2003, has generated a 28% increase in revenues and an impressive growth of 33% over the same period last year. The Americas’ successful quarter was underscored by several major competitive wins, particularly in the Enterprise arena.  New business came from customers such as Norfolk Southern and a more than €1 million order from a leading US financial institution.  In dollar terms, sales generated in the Americas rose by over 12% compared to the prior fiscal year.

“The strong performance of our Enterprise business is the result of three factors: (1) the technological superiority of our solutions; (2) the transition to a solutions-oriented sales model; and (3) key strategic relationships with new partners, such as Accenture, which have been introducing InfoVista to their Fortune 500 client base.  We have the confidence to predict double-digit growth compounded over the next fiscal year in the Americas,” said Mr. Tingaud.

Asia
Despite the SARS health epidemic, InfoVista’s Asian revenues for the fourth quarter represented a 13% quarter-on-quarter increase and high growth of 67% over the same period last year.  On a constant exchange rate basis, total Asian revenue for the fiscal year saw a 70% increase over the previous year.  As outlined in the Renaissance Plan, InfoVista’s strategy in Asia is centered around a new distribution channel that includes regional resellers with deep connections to Tier 1 service providers.  InfoVista’s success in the region is the result of a solid implementation of its strategic objectives, particularly in terms of developing sound relationships with indirect channels and an intense focus on Service Providers.  The Company has increased its Asian sales force to better penetrate new territories such as China and India.

Europe
European revenues for the fourth quarter saw a 14% sequential quarterly decline.  “This has been a disappointing quarter and fiscal year for Europe, where we have been unsuccessful in quickly implementing the solutions-oriented sales model outlined in our Renaissance Plan.  However, all the necessary changes are in place to ensure a turnaround, and we believe that our European results will be brought in line within the next 6-9 months,” commented Mr. Tingaud.

Key Revenue Drivers

•             Total number of active end-users was 281.  New customers during the quarter included:

•                  Americas: Norfolk Southern and VeriSign

•                  Europe: Easynet

•                  Asia Pacific: Telecom Asia and Globe Telecom

•                     73% of total revenues during the fourth quarter came from returning customers such as Cable & Wireless, Telefonica and T-Data

•                     Revenues from the Service Provider market contributed 67% to total revenues for the fiscal year and 63% for the fourth quarter.  Enterprise market revenues contributed 33% to total revenues for the fiscal year and 37% for the fourth quarter

•                     The European, Americas and Asian markets represented 49%, 38% and 13% of total fiscal year revenues, respectively, and 43%, 43% and 14% for the fourth quarter

•                     Revenues from Software Licenses contributed 52% to total fiscal year revenues, and 50% to the fourth quarter, while Service revenues contributed 48% and 50% to total fiscal year and fourth quarter revenues, respectively

•                     Revenues from direct channels contributed 62% to total fiscal year revenues, while indirect sales channels contributed 38%. During the fourth quarter, direct channels revenues contributed 70% and indirect channels contributed 30%.  The Company has also witnessed a recent increase in direct revenues from referral Partners

Financial Highlights

•                     Total revenues were €25.5 million for the fiscal year and €6.3 million for the fourth quarter

•                     Net loss was €11.5 million for the fiscal year and €3.1 million for the fourth quarter

•                     Net loss per share was 61 cents for the fiscal year and 17 cents for the fourth quarter

•                     Adjusted net loss was €9.1 million for the fiscal year and €2.7 million for the fourth quarter

•                     Adjusted net loss per share was 48 cents for the fiscal year and 15 cents for the fourth quarter

•                     Cash and marketable securities were €43.8 million, or €2.43 per outstanding share, as of June 30, 2003

•                     As of June 30, 2003, the Company’s balance sheet was completely debt-free

•                     As of June 30, 2003, InfoVista had a total of 18,038,003 shares outstanding

•                     As of June 30, 2003, InfoVista had a total of 189 employees, compared to 193 employees as of March 31, 2003

Improved Financial Indicators

With the increase in License revenues and decline in Service costs, InfoVista’s gross margin for the quarter improved to 74%, as compared to 71% over the last quarter of this fiscal year.  In the last quarter of the fiscal year, the Company also generated exceptional improvement in its DSO ratio.  Continuous enhancements in account aging combined with the full payment of a €0.9 million License revenue booked in the Americas this quarter drove the DSO ratio down to 75 days.

Renaissance Plan Strengthens Business Model & Opportunities for Growth

A year ago, the Company began implementing the Renaissance Plan, which had five targeted objectives aimed at stabilizing and increasing revenue growth over a 3-year period.

1.               Optimization of costs: InfoVista has achieved its target of €1 million in savings per quarter by the third quarter of the fiscal year just ended.

2.               Indirect Strategy: 16% increase in indirect revenues, including revenues from partners’ referrals during the fiscal year.

3.               Enhancement of core product offering: VistaPortal, end-to-end Wi-Fi Service Level Management solution and VistaOperations Center.

4.               Sales organization: The recent difficulties faced by InfoVista’s European sales organization overshadowed the successes witnessed in Asia and the Americas.

5.               Superior Enterprise Technology Achieved through Technological Acquisitions:

•                  In January 2003, the Company announced an equity investment in Network Physics, and in June 2003 it increased its investment.

•                  In April 2003, InfoVista announced the release of a next-generation auto-discovery and provisioning module.

•                  In June 2003, InfoVista acquired application performance monitoring technology from Atesto Technologies.

Market Outlook & Guidance

“In July, we have initiated further actions to reduce our cost structure. This combined with our technological developments, the successful implementation of our Renaissance Plan in Asia and Americas, and the turnaround expected in Europe, gives us the confidence we will reach our profitability target.  In anticipation of the typical seasonality effects of the summer quarters, we do not expect any sequential growth for the first quarter of the fiscal year,” concluded Mr. Tingaud.

Paris Investor & Analyst Meeting

InfoVista will host a SFAF (Societe Francaise d’Analystes Financiers) meeting in Paris this morning for investors and analysts.  If you are interested in attending, please contact Taylor Rafferty at +44 (0)20 7936 0400.

#  #  #
(Tables to follow)

About InfoVista

InfoVista provides customers the “Power to Turn Infrastructure into Profit.”  Our intelligent performance management software supports requirements ranging from real-time network performance analysis to customer-centric Service Level Management (SLM) programs.  Our technology approach is based on partnering with customers to drive industry-leading innovations into our software. As a result, 80% of the largest service providers in the world as ranked by Fortune®, and leading Global 2000 enterprises, have selected InfoVista to maximize the value of their Information Technology infrastructure.  Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Telecom, First Union Bank, Banques Populaires, Banque de France, Nestlé, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (InfoVista 7667).  InfoVista was recently ranked number one in the Deloitte & Touche Technology Fast 50 Program in France, and received a special award from Euronext as the number one ranked public company. For more information about the company, please visit www.infovista.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies.  For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Commission des Opérations de Bourse.  Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the twelve months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
	(unaudited)		(unaudited)	(unaudited)
Revenues
License revenues	€13,246	€18,295	€3,177	€4,393
Service revenues	12,276	11,108	3,163	2,762
Total revenues	25,522	29,403	6,340	7,155

Cost of revenues
Costs of licenses	914	954	237	198
Costs of services (exclusive of non-cash compensation expense of € 5, € 83, € 0 and € 9, respectively)	6,215	6,159	1,418	1,574
Total cost of revenues	7,129	7,113	1,655	1,772

Gross profit	18,393	22,290	4,685	5,383

Operating expenses
Sales and marketing expenses (exclusive of non-cash compensation expense of € 24, € 128, € 0 and € 24, respectively)	16,513	16,600	4,511	4,054
Research and development expenses (exclusive of non-cash compensation expense of € 6, € 52, € 0 and € 9, respectively)	7,036	7,183	1,759	1,901
General and administrative expenses (exclusive of non-cash compensation expense of € 3, € 54, € 0 and € 17, respectively)	5,167	6,980	1,305	1,758

Stock compensation expense	38	317	—	59
Restructuring costs and consulting fee	1,590	2,377	—	1,454
Write-off of goodwill	—	1,841	—	1,841
Amortization of intangible assets	380	380	95	95
Total operating expenses	30,724	35,678	7,670	11,160

Operating loss	(12,331)	(13,388)	(2,985)	(5,777)

Other income (expense):
Interest income	1,223	2,005	235	422
Net foreign currency transaction losses	(231)	(673)	(186)	(653)
Income from administrative fee	—	312	—	—
Loss on disposal of fixed assets	(150)	(182)	(50)	(182)

Loss before income taxes and minority interests	(11,489)	(11,926)	(2,986)	(6,190)

Income tax expense	(36)	(12)	(61)	(14)
Minority interest	—	34	—	—
Net loss	€(11,525)	€(11,904)	€(3,047)	€(6,204)

Adjusted net loss	€(9,136)	€(6,134)	€(2,716)	€(1,920)

Basic and diluted loss per share	(0.61)	(0.60)	(0.17)	(0.31)

Adjusted basic and diluted loss per share	(0.48)	(0.31)	(0.15)	(0.10)

Basic and diluted weighted average shares outstanding	18,843,308	19,733,253	18,065,617	19,852,159

RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS

(In thousands, except for share and per share data)

InfoVista provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	For the twelve months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	€(11,525)	€(11,904)	€(3,047)	€(6,204)

As adjusted net loss is exclusive of the following charges:
Stock compensation expense	38	317	—	59
Restructuring costs and consulting fee	1,590	2,377	—	1,454
Write-off of goodwill	—	1,841	—	1,841
Amortization of intangible assets	380	380	95	95
Loss on disposal of fixed assets	150	182	50	182
Net foreign currency transaction losses	231	673	186	653

Net effect on adjusted net loss	€2,389	€5,770	€331	€4,284

Adjusted net loss	€(9,136)	€(6,134)	€(2,716)	€(1,920)

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	June 30, 2003	June 30, 2002
	(unaudited)
ASSETS

Cash and cash equivalents	€37,900	€50,226
Marketable equitable securities	5,850	5,513
Trade receivables, net of allowance of € 460 and € 586, respectively	5,259	8,040
Prepaid expenses and other current assets	2,616	2,222
Total current assets	51,625	66,001

Fixed assets, net	3,549	4,441
Licensed technology and advances, net	1,086	1,327
Investment in affiliate	937	—
Deposits and other assets	1,236	1,761
Total non current assets	6,808	7,529

Total assets	€58,433	€73,530

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€3,347	€4,487
Current portion of long-term debt	—	305
Accrued salaries and commissions	1,772	1,879
Accrued social security and other payroll taxes	680	709
Deferred revenue	4,294	3,624
Other current liabilities	1,851	1,847
Total current liabilities	11,944	12,851

Other long term liabilities	71	61
Total non-current liabilities	71	61

Stockholders’ equity
Common stock	10,153	10,728
Capital in excess of par value of stock	84,716	85,839
Accumulated deficit	(46,109)	(34,584)
Unrealized losses on available for sale securities	(150)	(487)
Cumulative translation adjustment	(1,138)	(768)
Deferred compensation	—	(38)
Less common stock in treasury	(1,054)	(72)
Total stockholders’ equity	46,418	60,618

Total liabilities and stockholders’ equity	€58,433	€73,530